Trivalence Mining Corporation

NEWS RELEASE

RESULTS OF OPERATIONS 2002

TRI ...NG CORPORATION (CDNX:TMI - OTC BB:TMIGF) October 28, 2002
The ... reports its financial and operating results for the year ended June 30, 2002. The Compa... reports revenues of $14,365,155 and a net loss of $3,813,634 or $0.22 per share compared to revenues of $16,171,148 and a net loss of $5,343,433 or $0.31 per share for the prior year ended June 30, 2001. The operating results are summarized below:

Years ended June 30	2002	2001
Revenues from operations	$ 14,365,155	$ 16,171,148
Option Income	$ 1,311,125	$ nil
Expenses	$ 20,815,877	$ 21,180,917
Loss before taxes	$ (5,139,607)	$ (5,009,769)
Income tax recovery	$ 978,000	$ (444,000)
Non-controlling interest	$ 347,973	$ 110,336
Net Loss	$ (3,813,634)	$ (5,343,433)
Loss per share	$ (0.22)	$ (0.31)
Net Cash Flow (1)	$ (401,663)	$ (1,327,282)

1) Before net change in non-cash working capital items

The Company's revenue by Quarter for fiscal 2002 was as follows: Quarter 1 (July 1 ... 30/01) -$1,094,701, Quarter 2 (Oct. 1 - Dec. 31/01) $1,654,349, Quarter 3 (Jan. 1 – Mar ... $7,052,273, Quarter 4 (Apr. 1 - June 30/02) $4,563,832. The operating loss in 2002 was due primarily to a softening in world diamond prices which adversely affected diamond sales during the first six months of the fiscal year. During the last six months of the year, sales revenue increases were due to in part to recovering world diamond prices and the Company's marketing of Aredor diamonds in Antwerp.

Diamond production for the year at the Aredor alluvial mine in Guinea, West Africa totalled 36,676 carats from 824,486 tonnes of alluvial gravels. Cost of diamond sales at Aredor was $11,388,717. Sales revenue for Aredor production was $12,882,113. Diamond production at the Palmietgat mine in South Africa totalled 37,333 carats derived from 177,434 tonnes of kimberlite. Cost of diamond production at Palmietgat was $1,089,555. Sales revenue from Palmietgat production was $1,454,861.

During the year, the Company formed a joint venture with Tinto Botswana Exploration Pty Limited (a subsidiary of Rio Tinto Mining and Exploration Limited) to explore and develop the kimberlite diamond potential of the Kokong property in the Republic of Botswana.

dlw 11/18

Trivalence Mining Corporation is a publicly traded company with two producing diamond mines located in the Republic of Guinea, West Africa, and in the Republic of South Africa. In addition to its mining operations the Company has two advanced kimberlite exploration programs currently underway in the Republic of Guinea, West Africa, and in the Republic of Botswana. Exploration of the two properties is being conducted by its Joint Venture participant Rio Tinto Mining and Exploration Limited.

Waseem Rahman
Director

For further information, contact **Warren Robb or Omair Choudhry**
Phone: (604) 684-2401 Email: tmi@trivalence.com
Facsimile:(604) 684-2407 Website: www.trivalence.com Toll Free:1-888-273-3671

The Company relies upon litigation protection for "forward looking" statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release.